UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Ginkgo Bioworks Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37611X100
(CUSIP Number)

Andrew Genser
General Counsel
55 Railroad Avenue
Greenwich, Connecticut 06830
203-863-7050
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2021
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 37611X100		Page 2 of 13 Pages
1	NAMES OF REPORTING PERSONS
VIKING GLOBAL INVESTORS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
302,942,974 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
302,942,974 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
302,942,974 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1.	See Item 5.

2.
The percentages set forth herein are based on 1,330,072,374 shares of Common Stock outstanding upon closing of the Issuer’s Business Combination on September 16, 2021, according to the Issuer’s prospectus supplement on Form 424B3 dated September 20, 2021.

SCHEDULE 13D

CUSIP No.: 37611X100		Page 3 of 13 Pages
1	NAMES OF REPORTING PERSONS
VIKING GLOBAL OPPORTUNITIES GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
302,942,974 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
302,942,974 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
302,942,974 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	See Item 5.

2.
The percentages set forth herein are based on 1,330,072,374 shares of Common Stock outstanding upon closing of the Issuer’s Business Combination on September 16, 2021, according to the Issuer’s prospectus supplement on Form 424B3 dated September 20, 2021.

SCHEDULE 13D

CUSIP No.: 37611X100		Page 4 of 13 Pages
1	NAMES OF REPORTING PERSONS
VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
302,942,974 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
302,942,974 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
302,942,974 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	See Item 5.

2.
The percentages set forth herein are based on 1,330,072,374 shares of Common Stock outstanding upon closing of the Issuer’s Business Combination on September 16, 2021, according to the Issuer’s prospectus supplement on Form 424B3 dated September 20, 2021.

SCHEDULE 13D

CUSIP No.: 37611X100		Page 5 of 13 Pages
1	NAMES OF REPORTING PERSONS
VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
302,942,974 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
302,942,974 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
302,942,974 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1.	See Item 5.

2.
The percentages set forth herein are based on 1,330,072,374 shares of Common Stock outstanding upon closing of the Issuer’s Business Combination on September 16, 2021, according to the Issuer’s prospectus supplement on Form 424B3 dated September 20, 2021.

SCHEDULE 13D

CUSIP No.: 37611X100		Page 6 of 13 Pages
1	NAMES OF REPORTING PERSONS
O. ANDREAS HALVORSEN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
302,942,974 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
302,942,974 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
302,942,974 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	See Item 5.

2.
The percentages set forth herein are based on 1,330,072,374 shares of Common Stock outstanding upon closing of the Issuer’s Business Combination on September 16, 2021, according to the Issuer’s prospectus supplement on Form 424B3 dated September 20, 2021.

SCHEDULE 13D

CUSIP No.: 37611X100		Page 7 of 13 Pages
1	NAMES OF REPORTING PERSONS
DAVID C. OTT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
302,942,974 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
302,942,974 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
302,942,974 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	See Item 5.

2.
The percentages set forth herein are based on 1,330,072,374 shares of Common Stock outstanding upon closing of the Issuer’s Business Combination on September 16, 2021, according to the Issuer’s prospectus supplement on Form 424B3 dated September 20, 2021.

SCHEDULE 13D

CUSIP No.: 37611X100		Page 8 of 13 Pages
1	NAMES OF REPORTING PERSONS
ROSE S. SHABET

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
302,942,974 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
302,942,974 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
302,942,974 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	See Item 5.

2.
The percentages set forth herein are based on 1,330,072,374 shares of Common Stock outstanding upon closing of the Issuer’s Business Combination on September 16, 2021, according to the Issuer’s prospectus supplement on Form 424B3 dated September 20, 2021.

SCHEDULE 13D

CUSIP No.: 37611X100		Page 9 of 13 Pages
Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Stock (the “Common Stock”), par value $0.0001 per share, of Ginkgo Bioworks Holdings, Inc., a corporation incorporated in Delaware, United States (the “Issuer” or “Company”). The Issuer’s principal executive offices are located at 27 Drydock Avenue, 8th Floor, Boston, MA 02210.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is filed jointly by each of the following persons (collectively, the “Reporting Persons”):

i.	Viking Global Investors LP (“VGI”), a Delaware limited partnership;
ii.	Viking Global Opportunities GP LLC (“Opportunities GP”), a Delaware limited liability company;
iii.	Viking Global Opportunities Portfolio GP LLC (“Opportunities Portfolio GP”), a Delaware limited liability company;
iv.	Viking Global Opportunities Illiquid Investments Sub-Master LP (“VGOP”), a Cayman Islands exempted limited partnership;
v.	O. Andreas Halvorsen (“Mr. Halvorsen”), a citizen of Norway;
vi.	David C. Ott (“Mr. Ott”), a citizen of the United States of America; and
vii.	Rose S. Shabet (Ms. Shabet), a citizen of the United States of America.

The principal business address of each Reporting Person is 55 Railroad Avenue, Greenwich, Connecticut 06830.

This Schedule 13D relates to the Common Stock (as defined herein) held directly by VGOP, an investment fund whose principal business is to engage in making investments in securities of public and private companies. The principal business of VGI is to provide managerial services to related entities engaged in making or recommending investments in securities of public and private companies. The principal business of each of Opportunities GP and Opportunities Portfolio GP is to serve as the general partner or investment manager of related entities engaged in making or recommending investments in securities of public and private companies. The present principal occupation of O. Andreas Halvorsen is Chief Executive Officer of VGI. The present principal occupation of David C. Ott is Advisory Director of VGI. The present principal occupation of Rose S. Shabet is Chief Operating Officer of VGI.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 1.

(d), (e) During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On May 11, 2021, Soaring Eagle Acquisition Corp. (“Soaring Eagle”), SEAC Merger Sub Inc. (“Merger Sub”), and Ginkgo Bioworks, Inc. (“Former Ginkgo”) entered into an Agreement and Plan of Merger, which was subsequently amended on May 14, 2021 (the “Merger Agreement”), pursuant to which Merger Sub merged with and into Former Ginkgo, with Former Ginkgo surviving the merger as a wholly-owned subsidiary of Soaring Eagle (the “Business Combination”).  The Merger Agreement was approved by the Soaring Eagle shareholders on September 14, 2021 and the Business Combination closed on September 16, 2021 (the “Closing”), at which point Soaring Eagle was renamed Ginkgo Bioworks Holdings, Inc. (the “Issuer” or the “Company”).  In connection with the Closing, VGOP received 300,942,974 shares of Common Stock in exchange for its 6,131,626 shares of Former Ginkgo equity.

Concurrently with the execution of the Merger Agreement, Soaring Eagle entered into subscription agreements with certain accredited investors, including VGOP, pursuant to which, among other things, the investors agreed to purchase an aggregate of 77.5 million shares of Common Stock for a purchase price of $10 per share, effective immediately prior to the Closing (the “Subscription Agreements”).  Under its Subscription Agreement, VGOP agreed to purchase 2 million shares of Common Stock at a price of $10 per share.  The foregoing summary of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Subscription Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

In addition, pursuant to the Merger Agreement, holders of Former Ginkgo equity, including VGOP, are entitled to receive, in the aggregate, 180,000,000 earn-out shares of Common Stock, which are divided into four equal tranches subject to vesting terms during the five-year period following the Closing (“Earn-Out Shares”).  Specifically, VGOP has the right to receive a maximum of 36,112,170 Earn-Out Shares, which will vest in four substantially equal installments if the market price of the Common Stock achieves a price per share for any period of 20 trading days out of 30 consecutive trading days prior to September 16, 2026 that equals or exceeds the following thresholds: $12.50, $15.00, $17.50 and $20.00.

SCHEDULE 13D

CUSIP No.: 37611X100		Page 10 of 13 Pages

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons acquired the shares of Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business. The Reporting Persons are filing this Schedule 13D as a result of the shares of Common Stock acquired in connection with the Business Combination Closing. Other than as described above, the Reporting Persons have no plans or proposals that would result in:

a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e)	any material change in the present capitalization or dividend policy of the Issuer;
f)
any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter−dealer quotation system of a registered national securities association;

i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j)	any action similar to any of those enumerated above.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors: (i) purchase additional Common Stock, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Common Stock, options or other securities now beneficially owned or hereafter acquired by it; (iii) enter into hedging transactions with respect to the Common Stock, options or other securities of the Issuer now beneficially owned or hereafter acquired by it; and (iv) engage in such other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j), above.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 302,942,974 shares of Common Stock, which represents approximately 22.8% of the outstanding Common Stock. This amount consists of 302,942,974 shares of Common Stock directly and beneficially owned by VGOP, and excludes 36,112,170 Earn-Out Shares that VGOP has the contingent right to receive only upon satisfaction of certain targets (described in Item 3 herein).

The foregoing beneficial ownership percentage is based on 1,330,072,374 shares of Common Stock outstanding upon closing of the Issuer’s Business Combination on September 16, 2021, according to the Issuer’s prospectus supplement on Form 424B3 dated September 20, 2021.

(b) The Reporting Persons have shared voting power and shared dispositive power with regard to the 302,942,974 shares of Common Stock held directly by VGOP and, if earned, will have shared voting power and shared dispositive power with regard to the 36,112,170 Earn-Out Shares that the Reporting Persons currently have a contingent right to acquire only upon satisfaction of certain targets, as described in this Item 3 herein.

(c) The response to Item 3 of this Schedule 13D is incorporated by reference herein. Other than as set forth herein, no transactions in the Issuer’s securities have been effected by the Reporting Persons during the past 60 days.

SCHEDULE 13D

CUSIP No.: 37611X100		Page 11 of 13 Pages

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

The responses to Items 2, 3 and 4 of this Schedule 13D are incorporated by reference herein.

Additionally, in connection with the Business Combination, the Issuer entered into an amended and restated registration rights agreement with VGOP and certain other stockholders named therein, effective at Closing (the “Registration Rights Agreement”), conferring customary demand, shelf and piggyback registration rights. The Issuer will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement. The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Registration Rights Agreement, which is filed as Exhibit 3 to this Schedule 13D and is incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 – Joint Filing Agreement

Exhibit 2 – Form of Subscription Agreement (incorporated by reference to Annex D of the Issuer’s Form S-4/A (File No. 333-256121), filed with the SEC on August 4, 2021).

Exhibit 3 – Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K, filed with the SEC on September 20, 2021).

SCHEDULE 13D

CUSIP No.: 37611X100		Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of David C. Ott (2)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).

September 27, 2021

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

CUSIP No.: 37611X100		Page 13 of 13 Pages
Exhibit 1

JOINT FILING AGREEMENT

This joint filing agreement is made and entered into as of this 27th day of September, 2021, by and among Viking Global Investors LP, Viking Global Performance LLC, Viking Global Opportunities Portfolio GP LLC, Viking Global Opportunities Illiquid Investments Sub-Master LP, O. Andreas Halvorsen, David C. Ott and Rose S. Shabet.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Forms 3, 4, or 5 or Schedules 13D or 13G, and any and all amendments thereto and any other documents relating thereto (collectively, the “Filings”) as required to be filed pursuant to the Securities Exchange Act of 1934, as amended. The parties to this Agreement further agree and covenant that each will fully cooperate with such other parties in the preparation, timely filing, and delivery of all such Filings.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first set forth above.

Dated:  September 27, 2021

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of David C. Ott (2)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).